

Mail Stop 4720

August 25, 2015

Via E-mail
Robert J. Michel
Chief Financial Officer
ASTA Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re:** **ASTA Funding, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed June 29, 2015**
> **Response dated July 28, 2015**
> **File No. 001-35637**

Dear Mr. Michel:

We have reviewed your July 28, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2015 letter.

Form 10-K for the Fiscal Year ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1. We note your response to comments 1 and 2. Please revise future filings to explain the underlying business reasons why the cash distributions to Pegasus Funding LLC non-controlling interests have been significantly greater than the net income attributable to the non-controlling interests which has resulted in a large negative non-controlling interest balance. Also, explain if this situation is expected to continue and if so, explain the

expected impact on your financial results and liquidity.  Please include a draft of your proposed disclosure in your response.

Note E – Structured Settlements, page F-27

2.  We note your response to comment 7 and your table of maturity value, unearned income and net carrying value on page F-28.  Please clarify your disclosure to state that the maturity value represents the aggregate unpaid principal balance.  If it does not, please disclose the information required by ASC 825-10-50-28.d.1.  Please include a draft of your proposed disclosure in your response.

3.  Please revise your future filings to disclose the information required by ASC 825-10-50.28.e.  Please include a draft of your proposed disclosure in your response.

Note R - Fair Value of Financial Measurements and Disclosures, page F-40

4.  We note your response to comment 3.  Please revise future filings here and in MD&A to provide a narrative description of the underlying causes for the unrealized gains recognized on structured settlements for each period presented.  For example, describe if and the extent to which the unrealized gains are caused by day one gains on new structured settlements, increases in the fair value on existing structured settlements from changes in inputs, etc.  Please include a draft of your proposed disclosure in your response.

5.  Please revise your future filings to disclose the information required by ASC 820-10-50-2.g.  Please include a draft of your proposed disclosure in your response.

6.  We note your response to comment 7 and your disclosure that your structured settlements are collateralized by the debt of CBC.  We also note you elected the fair value option for your structured settlements but the debt of CBC is accounted for at amortized cost.  Please revise your future filings to discuss the risk of earnings volatility caused by measuring related assets and liabilities differently.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services I